UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

RES-CARE, INC.

(Name of Subject Company)

RES-CARE, INC.

(Name of Person Filing Statement)

Common Stock, no par value

(Title of Class of Securities)

760943100

(CUSIP Number of Class of Securities)

David W. Miles

Res-Care, Inc.

9901 Linn Station Road

Louisville, Kentucky 40223

(502)394-2100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Alan K. MacDonald

Frost Brown Todd LLC

400 West Market Street, 32nd Floor

Louisville, Kentucky 40202

(502)589-5400

☐       Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Schedule 14D-9”) originally filed by Res-Care, Inc., a Kentucky corporation (“ResCare” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on October 7, 2010, relating to the offer by Onex Rescare Acquisition, LLC, a Delaware limited liability company (“Purchaser”), as disclosed in the Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO originally filed by Purchaser with the SEC on October 7, 2010 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the outstanding shares of common stock, no par value, of ResCare (the “Shares” or “common shares”), other than Shares owned by Purchaser and its affiliates, at a price of $13.25 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Amended and Restated Offer to Purchase, dated October 25, 2010 (the “Offer to Purchase”), and the related Letter of Transmittal, dated October 7, 2010 (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). Capitalized terms used in this amendment without definition have the respective meanings set forth in the Schedule 14D-9.

This Amendment No. 6 is being filed to reflect certain updates as reflected below. Except as specifically noted herein, the information set forth in the Schedule 14D-9 remains unchanged.

1.             SPECIAL FACTORS — 1. Purposes and Reasons for the Offer

The section of the Schedule 14D-9 titled “SPECIAL FACTORS – 1. Purposes and Reasons for the Offer” is hereby amended by substituting the following paragraph for the third paragraph of the section.

The Board of Directors established a Special Committee with authority to evaluate any proposal that ResCare received with respect to a potential business combination, to make recommendations to the full Board with respect to any such proposal, and to engage its own financial, legal and other advisors (the “Special Committee” or the “Committee”). The Board did not place any limitations on the authority of the Special Committee to negotiate or otherwise carry out those functions.  The members of the Special Committee receive a fee of $2,500 per meeting attended.  The four Independent Directors appointed to the Special Committee are Ronald Geary, Olivia Kirtley, James Bloem and Steven Reed.

2.             SPECIAL FACTORS — 1. Purposes and Reasons for the Offer – Background

The section of the Schedule 14D-9 titled “SPECIAL FACTORS – 1. Purposes and Reasons for the Offer – Background” is hereby amended by substituting the following paragraph for the paragraph beginning with “In December 2009.”

In December 2009, Robert M. Le Blanc, a managing director of Onex and a director or ResCare, requested the board of directors of ResCare provide an opportunity for Onex to conduct an assessment of certain litigation and other risk management and operational issues of ResCare. These issues included ongoing litigation, insurance coverage, billing procedures, status of state reimbursement, and collection of accounts receivable. The board of directors granted Mr. Le Blanc’s request. Mr. Le Blanc also indicated to the other ResCare directors that Onex was considering whether it would make a proposal to consolidate its ownership.

3.             SPECIAL FACTORS — 1. Purposes and Reasons for the Offer – Background

The section of the Schedule 14D-9 titled “SPECIAL FACTORS – 1. Purposes and Reasons for the Offer – Background” is hereby amended by substituting the following paragraph for the paragraph beginning with “On March 2.”

On March 2, during ResCare’s regularly scheduled quarterly board and committee meetings, the Special Committee members met with the other two independent directors to brief them on the committee’s activities to date and approve the engagement of Goldman Sachs. Although the Special Committee had, and exercised, the exclusive authority to approve the engagement of Goldman Sachs, the meeting provided an opportunity for the other independent directors, who would ultimately participate in any decision to approve a transaction, to provide input to the Special Committee. Later that day, Mr. Le Blanc informed the full Board of Directors that any decision by Onex to make a proposal to consolidate its ownership would be made only after Onex had had an opportunity to assess the market’s reaction to ResCare’s release of its 2009 financial results and 2010 guidance scheduled for March 8.

4.             SPECIAL FACTORS — 1. Purposes and Reasons for the Offer – Background

The section of the Schedule 14D-9 titled “SPECIAL FACTORS – 1. Purposes and Reasons for the Offer – Background” is hereby amended by substituting the following paragraph for the paragraph beginning with “At the Special Committee’s March 19 meeting.”

At the Special Committee’s March 19 meeting, Mr. Geary reported on a message received from Mr. Le Blanc a day earlier that Onex was going to continue to monitor the stock price. On March 30, in response to a request from Onex, ResCare’s senior management  had a conference call with representatives of Onex to give a preliminary assessment of the potential impact of the recently passed federal health care legislation on ResCare, including both insurance costs and revenue opportunities. The next day management delivered the assessment to the Special Committee at a previously scheduled Committee meeting.

5.             SPECIAL FACTORS — 1. Purposes and Reasons for the Offer – Background

The section of the Schedule 14D-9 titled “SPECIAL FACTORS – 1. Purposes and Reasons for the Offer – Background” is hereby amended by substituting the following paragraphs for the three paragraphs immediately following the last bullet point in the paragraph beginning with “On August 14.”

The proposal did not make any changes to Onex’s existing rights and also provided that it would expire if a definitive agreement was not entered into by September 1, 2010. At no time did Onex indicate an intention to dispose of its holdings in ResCare if an agreement on a strategic transaction was not reached.

On August 15, the Special Committee had a telephonic meeting to review the Onex proposal, to plan its process for evaluating the proposal, and coordinate the release of a public announcement.   The Special Committee authorized representatives of Goldman Sachs to undertake a financial analysis of the Onex proposal.

Later in the day Onex delivered a draft of its intended Schedule 13D amendment for review by the Special Committee. The draft indicated that five executive officers of ResCare had signed commitment letters agreeing that if a transaction with Onex occurred, the officers would transfer their ResCare shares to an Onex affiliate in exchange for equity interests in the Onex affiliate. The Special Committee then learned that on the evening of August 14,  Onex had requested the executive officers of ResCare to sign commitment letters. The Special Committee convened on a conference call later in the day on August 15, and then requested that Onex terminate the rollover commitment letters that had been signed by management up to that point. Onex agreed and delivered a written notice to that effect. The Committee believed that these types of communications or arrangements were premature at this point of the process and directed management not to have any further direct contact with Onex unless authorized by the Committee.

6.             SPECIAL FACTORS — 1. Purposes and Reasons for the Offer – Background

The section of the Schedule 14D-9 titled “SPECIAL FACTORS – 1. Purposes and Reasons for the Offer – Background” is hereby amended by substituting the following paragraph for the paragraph beginning with “On August 23.”

On August 23, representatives of Goldman Sachs met with the Special Committee to discuss preliminary financial analysis of the Onex proposal.  This financial analysis was subsequently updated and presented by representatives of Goldman Sachs to the Special Committee on September 5. A summary of the material financial analyses delivered by Goldman Sachs to the Special Committee is set forth below under the sub caption “Opinion of the Financial Advisor to the Special Committee.”

7.             SPECIAL FACTORS — 1. Purposes and Reasons for the Offer – Background

The section of the Schedule 14D-9 titled “SPECIAL FACTORS – 1. Purposes and Reasons for the Offer – Background” is hereby amended by substituting the following paragraph for the paragraph beginning with “Company A also advised.”

Company A also advised that two of its lenders could not participate in financing an acquisition due to a conflict. The Committee directed ResCare’s chief financial officer to contact those lenders to waive any conflict on behalf of the Company. When advised that the source of the conflict was not ResCare, Mr. Bloem contacted Mr. Le Blanc to advise him of the conflict. When it was confirmed that Onex had engaged the two lenders as financial advisors, Onex was over the course of a few days asked to waive any conflict for both or at least one lender. Onex declined those requests, stating to ResCare that it had retained the two lenders as its own advisors.

8.             SPECIAL FACTORS — 1. Purposes and Reasons for the Offer – Background

The section of the Schedule 14D-9 titled “SPECIAL FACTORS – 1. Purposes and Reasons for the Offer – Background” is hereby amended by substituting the following paragraph for the paragraph beginning with “On September 2.”

On September 2, the Special Committee authorized Onex to contact members of ResCare management who Onex would like to sign agreements to exchange their ResCare common stock for equity interests in the new Onex affiliate that would offer to purchase the ResCare common stock not already owned by Onex affiliates. The agreements provided that the ResCare common shares to be “rolled over” by these officers would be valued for purposes of the exchange at $13.25 per share, the same price per share at which Onex would purchase common shares in the proposed tender offer and share exchange. The agreements also provided they would terminate if the share exchange agreement with Onex terminated and neither prohibited the management signatories from entering into similar arrangements with other bidders after the termination of the share exchange agreement, nor prohibited the management signatories from having discussions with other bidders before such termination.

9.             SPECIAL FACTORS — 1. Purposes and Reasons for the Offer – Background

The section of the Schedule 14D-9 titled “SPECIAL FACTORS – 1. Purposes and Reasons for the Offer – Background” is hereby amended by substituting the following paragraph for the paragraph beginning with “On September 13.”

On September 13, at the request of the Special Committee, representatives of Goldman Sachs began to call approximately 50 other parties that the members of the Special Committee, in consultation with representatives of Goldman Sachs, had identified as potentially interested in a transaction with ResCare. The parties that were contacted represented approximately 40 financial and approximately 10 strategic buyers that the Special Committee, in consultation with representatives of Goldman Sachs, identified as realistic potential purchasers based upon the combined industry experience and knowledge of the Special Committee and their advisors.

10.          SPECIAL FACTORS — 1. Purposes and Reasons for the Offer – Background

The section of the Schedule 14D-9 titled “SPECIAL FACTORS – 1. Purposes and Reasons for the Offer – Background” is hereby amended by substituting the following paragraph for the paragraph beginning with “On September 15.”

On September 15, 2010, an officer of a private equity firm (“Company B”) contacted representatives of Goldman Sachs to express interest in a transaction to acquire ResCare. Company B, which historically had not been a health care investor, was not among the parties contacted at the direction of the Special Committee during the go-shop period.  Representatives of Goldman Sachs spoke with Company B several times over the next seven days to obtain additional information. On September 22, 2010, Company B delivered a letter to the Special Committee expressing interest in making a proposal to acquire ResCare Shares at a price of up to $14.25 per Share, which included information about the anticipated sources and uses of funds for such a transaction. Company B entered into a confidentiality agreement with the Company on September 24. Later that day, representatives of Goldman Sachs, at the request of the Special Committee, contacted Company B to discuss apparent errors that members of the Special Committee, based on consultation with representatives of Goldman Sachs, learned of regarding some of the assumptions used by Company B in its expression of interest.  Specifically, the expression of interest showed an amount of funds to be used to purchase all of ResCare’s common and preferred shares that represented a price per share less than $14.25. On September 27, 2010, Company B notified the Special Committee that, after reworking its assumptions as to the funds required to purchase all of the common and preferred shares, it was no longer considering making an alternative proposal.

11.                               SPECIAL FACTORS — 3.  Reports, Opinions, Appraisals and Negotiations — Opinion of the Financial Advisor to the Special Committee

The section of the Schedule 14D-9 titled “SPECIAL FACTORS — 3.  Reports, Opinions, Appraisals and Negotiations — Opinion of the Financial Advisor to the Special Committee” is hereby amended by substituting the following table for the table under the subheading “Selected Companies Analysis.”

	Calendarized Estimated EV/EBIDTA Multiples	Calendarized Estimated P/E Multiples
Company	2010	2010	2011
Res-Care at Undisturbed Price	4.8x	9.1x	8.5x
Res-Care at Offer Price	5.8x	11.9x	11.0x
Almost Family, Inc.	3.8x	7.8x	8.7x
Amedisys, Inc.	3.2x	5.6x	6.8x
LHC Group, Inc.	3.9x	7.5x	8.2x
Magellan Health Services, Inc.	4.6x	12.4x	12.7x
Providence Services Corporation	5.0x	9.2x	8.9x
Rehabcare Group, Inc.	5.2x	6.8x	6.0x

Median (Res-Care at Undisturbed Price and Selected Companies)	4.6x	7.8x	8.5x

12.                               SPECIAL FACTORS — 3.  Reports, Opinions, Appraisals and Negotiations — Opinion of the Financial Advisor to the Special Committee

The section of the Schedule 14D-9 titled “SPECIAL FACTORS — 3.  Reports, Opinions, Appraisals and Negotiations — Opinion of the Financial Advisor to the Special Committee” is hereby amended by substituting the following paragraph for the paragraph beginning with the subheading “Illustrative Present Value of Future Share Price of the Company” that precedes the table.

Illustrative Present Value of Future Share Price of the Company. Goldman Sachs performed an illustrative analysis of the present value of the future price per Share using the Forecasts. This analysis is designed to provide an indication of the present value of a theoretical future value of a company’s equity as a function of such company’s estimated future earnings and its assumed price to future earnings per share multiple. For this analysis, based on the Forecasts, Goldman Sachs first calculated the illustrative future values per Share by applying a range of forward 2011 price-to-earnings multiple estimates from 7.0x-10.0x to the forward earnings Forecasts for each of the fiscal years 2011 to 2015 to derive a future value in each of the years 2010 through 2014. The ranges of implied values in this analysis were calculated based on ranges of multiples, including a range of P/E multiples, derived by Goldman Sachs utilizing its experience and professional judgment, taking into account current and historical trading data and the current P/E multiples for ResCare and the Selected Companies which exhibited similar business characteristics to the Company.  The illustrative future values per Share in each year were then discounted back to August 13, 2010, using a discount rate of 10.0% reflecting an estimate of the Company’s cost of equity. Goldman Sachs derived this discount rate by utilizing the Capital Asset Pricing Model (“CAPM”). Goldman Sachs utilized the CAPM to estimate the Company’s cost of equity because, in Goldman Sachs’ professional judgment, the CAPM is the most appropriate method available to estimate cost of capital for purposes of valuing companies operating in regions with active and liquid capital markets. CAPM takes into account certain financial metrics for the Company and the United States financial markets. The applied discount rate of 10% was based upon Goldman Sachs’ judgment of an illustrative range based upon the above analysis. This analysis resulted in illustrative ranges of present values per Share for each of the years 2010, 2011, 2012, 2013 and 2014 as follows:

13.                               SPECIAL FACTORS — 3.  Reports, Opinions, Appraisals and Negotiations — Opinion of the Financial Advisor to the Special Committee

The section of the Schedule 14D-9 titled “SPECIAL FACTORS — 3.  Reports, Opinions, Appraisals and Negotiations — Opinion of the Financial Advisor to the Special Committee” is hereby amended by substituting the following paragraph for the paragraph beginning with the subheading “Illustrative Discounted Cash Flow Analysis.”

Illustrative Discounted Cash Flow Analysis.  Goldman Sachs performed an illustrative discounted cash flow analysis on the Company using the Forecasts. Goldman Sachs calculated indications of net present value of free cash flows for the Company for the fourth quarter of fiscal year 2010 and each of the fiscal years 2011 through 2015. Goldman Sachs calculated implied prices per Share using illustrative terminal values in the year 2015 based on perpetuity growth rates ranging from (1.0%) to 1.0% and assuming no acquisitions or acquisition costs in terminal year calculations. The range of perpetuity growth rates was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the Forecasts and market expectations regarding long-term growth of gross domestic product, inflation and other industry factors. These illustrative terminal values were then discounted to calculate implied indications of present values using illustrative discount rates ranging from 8.00% to 9.00%, reflecting estimates of the Company’s weighted average cost of capital. Goldman Sachs derived this range of discount rates by utilizing the CAPM. Goldman Sachs utilized the CAPM to estimate the Company’s weighted average cost of capital because, in Goldman Sachs’ professional judgment, the CAPM is the most appropriate method available to estimate cost of capital for purposes of valuing companies operating in regions with active and liquid capital markets. CAPM takes into account certain financial metrics for the Company and the United States financial markets. The applied discount rates ranging from 8% to 9% were based upon Goldman Sachs’ judgment of an illustrative range based upon the above analysis. This analysis resulted in a range of illustrative per share value indications of $10.47 to $17.15.

14.                               SOLICITATION/RECOMMENDATION STATEMENT — Item 8.  Additional Information

The section of the Schedule 14D-9 titled “SOLICITATION/RECOMMENDATION STATEMENT — Item 8.  Additional Information” is hereby amended by substituting the following paragraph for the third paragraph under the subsection “Company Financial Projections.”

These Forecasts and other information were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of the Company and its management. Important factors that may affect actual results and result in the Forecasts results not being achieved include, but are not limited to, risks and uncertainties described in the Company’s report on Form 10-K filed with the SEC for the fiscal year ended December 31, 2009 and the Company’s report on Form 10-Q for the period ended September 30, 2010. In addition, the internal financial forecasts and other information may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period. These assumptions upon which the financial forecasts and other information were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions, financial market conditions and conditions affecting providers of government-funded human services, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the Company and its management. The Forecasts and other information also reflect assumptions as to certain business decisions that are subject to change.

15.                               SOLICITATION/RECOMMENDATION STATEMENT — Item 8.  Additional Information

The section of the Schedule 14D-9 titled “SOLICITATION/RECOMMENDATION STATEMENT — Item 8.  Additional Information” is hereby amended by adding the following sentence at the end of the paragraph under the subsection “Antitrust.”

The Federal Trade Commission informed ResCare and Purchaser of the early termination of the waiting period under the Hart-Scott-Rodino Act on October 19, 2010.

16.                               SOLICITATION/RECOMMENDATION STATEMENT — Item 8.  Additional Information

The section of the Schedule 14D-9 titled “SOLICITATION/RECOMMENDATION STATEMENT — Item 8.  Additional Information” is hereby amended by substituting the following paragraph for the last paragraph under the subsection “Regulatory Approvals.”

The proposed acquisition of ResCare by Purchaser is subject to a certificate of need review by the West Virginia Health Care Authority. Purchaser has filed its application, and parties with standing may request a hearing during a 30-day period ending on November 8, 2010. On November 10, 2010, the Authority issued its written approval of Purchaser’s acquisition of ResCare.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

RES-CARE, INC.

Dated: November 12, 2010	By:	/s/ DAVID W. MILES
David W. Miles
Executive Vice President and Chief Financial Officer